FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

(Print or Type Responses) Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Stockscape.com Technologies Inc.	2. Issuer Name and Ticker or Trading Symbol Vista Gold Corp. (VGZ)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner
(Last) (First) (Middle) 300 - 570 Granville Street	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 4/02	Officer (give Other (specify title below) below)
(Street) Vancouver, B.C., Canada V6C 3P1	N/A	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date	3.Trans-action Code(Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of	6. Owner- ship Form: Direct (D) or	7. Nature of In- direct Bene- ficial
	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Month (Instr. 3 and 4)	Indirect (I) (Instr. 4)	Owner- ship (Instr. 4)
Common Shares	2/1/02 (previously reported on Form 3 filed 4/23/02)	J(1)		20,000,000	A	(1)	20,000,000	D

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Deriv- ative Secur- ity (Instr. 5)		9. Number of Deriv- ative Secur- ities Bene ficially Owned at End	10. Owner-ship Form of Deriv-ative Secuity: Direct (D) or Indirect	11. Na- ture of In- direct Bene- ficial Own- ership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares		of Month (Instr. 4)	(I) (Instr. 4)
Warrants (right to buy)	$0.075	4/26/02	J(1)		20,000,000		Immed.	2/1/07	Common Shares	20,000,000	(1)	20,000,000	D

Explanation of Responses:

(1) On February 1, 2002, in a private transaction (the "Unit Offering"), the Reporting Person subscribed for 20,000,000 units (the "Units") of the Issuer, at a price of $0.0513 per Unit, for an aggregate purchase price of $1,026,000. Each Unit consists of one Common Share and one share purchase warrant exercisable, subject to approval of the shareholders of the Issuer, for one additional Common Share of the Issuer at $0.075 until February 1, 2007. Beneficial ownership as to the Common Share component of the Units was reported as of April 23, 2002. Issuance of shares upon warrant exercise was subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002. Accordingly, acquisition of warrant component of the Units is being reported as of April 26, 2002.

Stockscape.com Technologies Inc.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                     /s/ Andrew F.B. Milligan    May 7, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                      By: Andrew F.B. Milligan     Date

                                                                                                                                                           President

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